UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 29, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from                      to
COMMISSION FILE NUMBER 1-14989
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
WESCO INTERNATIONAL, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

WESCO Distribution, Inc.
Retirement Savings Plan
Index

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania
     We have audited the accompanying statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the Plan) as of December 29, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan as of December 29, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Alpern Rosenthal
Pittsburgh, Pennsylvania
June 28, 2010

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 29, 2009 and 2008

	2009	2008
Investments at fair value (Notes 2, 4, 5, and 7)
Shares of registered investment companies	$177,568,193	$124,263,627
Common collective trusts	20,074,381	14,054,450
Stock funds and self-directed accounts	15,724,184	11,463,975
Stable Value Fund	109,219,294	105,930,357
RAFI Enhanced Large Company Fund	20,946,580	17,744,056
Participant loans	9,154,053	7,280,126

	352,686,685	280,736,591

Receivables
Employee contributions	746,094	876,896
Employer matching contributions	—	347,561
Employer discretionary contribution	—	8,803,031
Accrued interest	20,496	21,807

Net assets available for benefits at fair value	353,453,275	290,785,886

Adjustment from fair value to contract value for interest in the Stable Value Fund relating to fully benefit-responsive contracts (Note 7)	(4,410,440)	(2,617,033)

Net assets available for benefits	$349,042,835	$288,168,853

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Fiscal Years Ended December 29, 2009 and 2008

	2009	2008
Additions
Employee contributions	$20,913,407	$24,682,279
Employee rollovers	1,169,935	1,026,878
Employer contributions (including discretionary contributions)	4,022,410	16,821,370
Net appreciation from shares of registered investment companies	45,493,206	—
Net appreciation from common collective trusts	4,284,853	—
Net appreciation from stock funds and self-directed accounts	4,899,661	—
Net appreciation from the Stable Value Fund	5,105,486	4,872,830
Net appreciation from the RAFI Enhanced Large Company Fund	5,372,105	—
Interest and dividend income	4,237,192	7,904,455

Total additions	95,498,255	55,307,812

Deductions
Net depreciation from shares of registered investment companies	—	88,135,613
Net depreciation from common collective trusts	—	5,559,051
Net depreciation from stock funds and self-directed accounts	—	8,420,085
Net depreciation from the RAFI Enhanced Large Company Fund	—	12,558,099
Distributions to withdrawing participants	33,903,237	34,229,706
Administrative expenses	721,036	983,036

Total deductions	34,624,273	149,885,590

Net increase (decrease)	60,873,982	(94,577,778)

Net assets available for benefits
Beginning of year	288,168,853	382,746,631

End of year	$349,042,835	$288,168,853

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2009 and 2008
1.	Major Features of the Plan

Background

WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company”) and participants in the Plan. At the date of inception, all funds held by the prior plans of the predecessor company related to the employees of the Company were transferred to the Plan.

The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.

Participation for eligible employees requires an employee to be scheduled to work at least 1,000 hours per year and requires an employee to be paid through the Plan sponsor’s payroll system.

Contributions

The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants may elect to make tax deferred contributions ranging from 1% up to the lesser of 50% of their eligible compensation or $16,500. The $16,500 limit may be adjusted in future years by the Internal Revenue Service (“IRS”). The sum of the tax deferred contributions and the after-tax contributions cannot exceed 50% of the participant’s eligible compensation. Subject to limitation, the Company will make matching contributions in an amount equal to 50% of a participant’s total monthly contributions up to a maximum of 3% of their compensation. Also, the Company may, at the Board of Directors’ discretion, make a discretionary contribution to the Plan provided certain predetermined profit levels are attained.

Effective August 1, 2009, the Company suspended employer matching and discretionary contributions; accordingly, no discretionary contributions were made for the Plan’s fiscal year ended December 29, 2009. Discretionary contributions of $8,803,031 were made for the Plan’s fiscal year ended December 29, 2008. Effective January 1, 2010, the Company reinstated employer matching and discretionary contributions that had been suspended since August 1, 2009 with the exception of a certain group of employees comprised of corporate officers and others.

The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate. The deferral rate is increased by 1% each September 1 until the deferral rate equals 6%.

Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. A participant’s total catch-up contribution cannot exceed $5,500 in 2009 and $5,000 in 2008. The catch up contribution limits are determined by the IRS and then indexed for inflation. In addition to cash, in-kind contributions are permitted which may consist of stocks, bonds, property or other securities.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2009 and 2008
Vesting

Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer matching and discretionary contributions according to the following table:

Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	66%
Five or more years of service	100%
In conjunction with a leveraged recapitalization of the Company, all active employees as of June 5, 1998 became fully vested.

Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to the Company, reduce employer contributions in accordance with the Plan’s provisions or pay Plan expenses. Total forfeitures that reduced employer contributions in both 2009 and 2008 were approximately $1,099,000. As of December 29, 2009, a balance of approximately $649,000 was available to reduce employer contributions in 2010.

Participant Accounts

An account is maintained for each participant, which is credited with the participant’s and the employer’s matching contributions and an allocation of employer’s discretionary contributions, plan earnings and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
2.	Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan:

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan has adopted a framework for measuring fair value under current accounting pronouncements that requires fair value measurements and enhanced disclosures about fair value measurements. This framework defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. Disclosures include a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2009 and 2008
The three levels of inputs that may be used to measure fair value are as follows:
•	Level 1 – Observable inputs such as quoted prices in active markets for identical investments that the Plan has the ability to access.

•	Level 2 – Inputs include:
1.	Quoted prices for similar assets or liabilities in active markets;

2.	Quoted prices for identical or similar assets or liabilities in inactive markets;

3.	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly;

4.	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
•	Level 3 – Unobservable inputs in which there is little or no market activity for the asset or liability, which require the reporting entity to develop its own estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 29, 2009 and 2008.
•	Common stocks, corporate bonds and U.S. government securities are valued at the closing price reported on the active market on which the individual securities are traded.

•	Registered investment companies are valued at the net asset value of shares held by the Plan as of December 29.

•	Common collective trusts are valued at fair value by determining the price of the underlying investments. Equities listed on an exchange are valued at the latest quoted sales price of the exchange on which the security is primarily traded. Securities that are not traded on the valuation date or securities that are not listed on an exchange are valued at the latest bid price provided by the trust’s pricing service.

•	The Stable Value Fund (Note 7) is valued based on the underlying securities which include corporate bonds, commercial mortgage-backed securities and government securities.

•	The RAFI Enhanced Large Company Fund is valued based on the underlying securities which include common stocks.

•	Participant loans are valued at cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2009 and 2008
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by current accounting pronouncements, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Net Appreciation (Depreciation) in Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, common collective trusts, Stable Value Fund, RAFI Enhanced Large Company Fund, WESCO International stock and other common stocks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect (i) participants’ account balances, and (ii) the amounts reported in the (a) statements of net assets available for benefits and the (b) statements of changes in net assets available for benefits.

Other

All administrative expenses were paid by the Plan during 2009 and 2008.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

Management evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 28, 2010, the day the financial statements were approved and authorized for use.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2009 and 2008
3.	Tax Status

The IRS has determined and informed the Company by a letter dated October 15, 2003, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan’s financial statements. The Plan has been amended since receiving its determination letter. However, the Plan administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Investments

The following tables set forth the fair value of the Plan’s assets by level, as described in Note 2, as of December 29, 2009 and 2008:

	December 29, 2009
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies	$177,568,193	$—	$—	$177,568,193
Common collective trusts	—	20,074,381	—	20,074,381
Stock funds and self-directed accounts	15,724,184	—	—	15,724,184
Stable Value Fund	—	109,219,294	—	109,219,294
RAFI Enhanced Large Company Fund	—	20,946,580	—	20,946,580
Participant loans	—	—	9,154,053	9,154,053

	$193,292,377	$150,240,255	$9,154,053	$352,686,685

	December 29, 2008
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies	$124,263,627	$—	$—	$124,263,627
Common collective trusts	—	14,054,450	—	14,054,450
Stock funds and self-directed accounts	11,463,975	—	—	11,463,975
Stable Value Fund	—	105,930,357	—	105,930,357
RAFI Enhanced Large Company Fund	—	17,744,056	—	17,744,056
Participant loans	—	—	7,280,126	7,280,126

	$135,727,602	$137,728,863	$7,280,126	$280,736,591

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2009 and 2008
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the fiscal year ended December 29, 2009 and 2008:

	Participant Loans
	2009	2008
Balance, beginning of year	$7,280,126	$6,377,189

Purchases, sales, issuances and settlements, net	1,873,927	902,937

Balance, end of year	$9,154,053	$7,280,126

Investments (at fair value) representing 5% or more of the net assets available for benefits as of December 29, 2009 and 2008 were as follows:

	2009	2008
AMCAP Fund (Class R-4)	$32,383,031	$22,432,077
American Balanced Fund (Class A)	38,040,908	27,656,522
Columbia Acorn Fund (Class A)	26,925,313	18,503,267
RiverSource Midcap Value Fund *	18,139,384	—
Stable Value Fund	109,219,294	105,930,357
Thornburg International Value Fund	22,944,653	16,854,808

*	This fund did not represent 5% or more of the net assets available for benefits as of December 29, 2008.
5.	Participant Loans

Participants are permitted to borrow against a portion of their vested account balance, pursuant to nondiscriminatory rules established by the Administrative Committee, up to a maximum of $50,000 or 50% of their vested account balance. Each loan is to be repaid over a period not to exceed five years.

The interest rate applied to participant loans is established each month by the Administrative Committee at 1% above the PNC Bank prime interest rate. The interest rate on loans outstanding ranged between 4.25% and 10.0% for the fiscal year ended December 29, 2009 and 5.0% and 10.0% for the fiscal year ended December 29, 2008. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant’s individual account. Loans of approximately $5,965,000 and $4,274,000 were made from the Plan and loan principal repayments of approximately $4,028,000 and $3,264,000 were received by the Plan for the fiscal years ended December 29, 2009 and 2008, respectively. Interest on the loans of approximately $501,000 and $530,000 was earned by the Plan for the fiscal years ended December 29, 2009 and 2008, respectively.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2009 and 2008
6.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

7.	The Stable Value Fund

During 2007, the Plan began investing in a fully benefit-responsive synthetic guaranteed interest contract (“GIC”) with an insurance company as part of offering the Stable Value Fund (the “Fund”) investment option to participants. Contributions to this Fund are used to purchase units of a collective trust vehicle which is invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contact value for credit risk of the contract issuer or otherwise.

The Fund has entered into a wrap contract with an insurance company under which the insurance company provides a guarantee with respect to the availability of funds to make distributions from this investment option. This insurance contract is carried at contract value in the participants’ accounts.

Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly based on an agreed-upon formula as defined in the contract. The primary variables which could impact the future interest rates that are credited to the participant’s accounts (“credited rates”) include (i) the amount and timing of participant contributions, (ii) transfers and withdrawals into/out of the contract, (iii) the current yield of the assets underlying the contract, (iv) the duration of the assets underlying the contract, and (v) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The credited rate of security-backed contracts will track current market yields on a trailing basis. The rate reset feature allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future credited rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and in the future, the credited rate may be higher than the current market rates. The insurance contract cannot credit an interest rate that is less than zero percent.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2009 and 2008
Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events are limited to premature termination of the contract by the Plan or plan termination. The plan sponsor has not expressed any intention to take either of these actions.

As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yields earned by the Fund as of December 29, 2009 and 2008 are as follows:

Average yield for synthetic GICs	2009	2008

Based on actual earnings	3.47%	4.39%
Based on interest rate credited to participants	4.67%	4.59%
8.	Related Party Transactions

Participants of the Plan may elect to invest in WESCO International, Inc. common stock within the WESCO Pooled Stock Fund. WESCO International, Inc. owns 100% of the Company. Therefore, these transactions qualify as party-in-interest transactions. Purchases and sales proceeds within the WESCO Pooled Stock Fund for 2009 were $2,754,000 and $3,086,000, respectively, and purchases and sales proceeds for 2008 were $4,414,000 and $2,305,000, respectively.

9.	Reconciliation of Financial Statements to Schedule H of form 5500

The adjustment from fair value to contract value for fully benefit-responsive investment contracts is not recorded on Schedule H of Form 5500 at December 29, 2008.

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 29, 2008 to Form 5500:

2008
Net assets available for plan benefits per the financial statements	$288,168,853
Add: Adjustment from contract value for interest in Stable Value Fund relating to fully benefit responsive investment contracts	2,617,033

Net assets available for plan benefits per Schedule H of Form 5500	$290,785,886

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2009 and 2008
The following is a reconciliation of net appreciation (depreciation), interest, and dividends in fair value of investments per the financial statements for the years ended December 29, 2009 and 2008 to Schedule H of Form 5500:

	2009	2008
Net appreciation (depreciation), interest, and dividends per the financial statements	$69,392,503	$(101,895,563)
Add: Adjustment from contract value for interest in Stable Value Fund relating to fully benefit responsive investment contracts	(2,617,033)	933,595

Net appreciation (depreciation), interest, and dividends per Schedule H of Form 5500	$66,775,470	$(100,961,968)

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Alger Institutional Funds	Alger Midcap Growth Institutional Fund	$9,610,149
	AMCAP Fund	AMCAP Fund (Class R-4)	32,383,031
	American Funds	American Balanced Fund (Class A)	38,040,908
	Columbia Mutual Funds	Columbia Acorn Fund (Class A)	26,925,313
	Loomis Sayles	Loomis Sayles Invest Grade Bond	16,813,799
	MFS Family of Funds	MFS Value Fund (Class A)	12,710,956
	RiverSource Trust	Midcap Value Fund Class R4	18,139,384
	Thornburg International	Thornburg International Value Fund	22,944,653

	Registered Investment Companies Total		177,568,193

	Manning & Napier Promix Funds	Manning & Napier Promix Conservative Trust	3,981,272
	Manning & Napier Promix Funds	Manning & Napier Promix Extended Trust	4,889,743
	Manning & Napier Promix Funds	Manning &Napier Promix Maximum Trust	7,373,154
	Manning & Napier Promix Funds	Manning & Napier Promix Moderate Trust	3,830,212

	Common Collective Trusts Total		20,074,381

*	WESCO International, Inc.	WESCO International Pooled Stock Fund	8,475,131
	3M Company	Common Stock	14,807
	Ameriprise Cash	Cash and cash equivalents	(46)
	ABB Ltd Adr	Common Stock	12,698
	Abitibibowater Inc	Common Stock	643
	Acorda Therapeutics Inc.	Common Stock	1,270
	ADR Cemex	Common Stock	12,636
	Advanced Battery Technologies Inc.	Common Stock	5,835
	Advanced Energy Industries	Common Stock	3,363
	AGL Resources	Common Stock	37,090
	Aimco	Common Stock	5,611
	Alcatel-Lucent Ads	Common Stock	191
	Alcoa Inc.	Common Stock	16,416
	Allos Therapeutics Inc.	Common Stock	3,250
	Alpine Total Dynamic Dividend Fund	Closed-end Fund	349,390
	Altria Group Inc.	Common Stock	993
	Ambac Financial Group	Common Stock	2,520
	American Beacon Funds	Large Cap Value Fund	6,332
	American Century Funds	Diversified Bond Fund	296,883
	American Century Funds	Ginne Mae Fund	107,171
	American Century Funds	International Bond Fund	15,775
	American Semiconductor Group	Common Stock	4,199
	Anadarko Petroleum Corp.	Common Stock	6,400
	AOL Inc.	Common Stock	1,513
	Apache Corp.	Common Stock	10,452
	Apple Inc.	Common Stock	103,505
	Applied Materials	Common Stock	1,333
	Arcadia Resources, Inc.	Common Stock	409

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Artisan Funds	International Investor Shrs	5,484
	AT&T Inc	Common Stock	3,020
	Atlas Pipeline Partners LP	Common Stock	239
	Authentec Inc	Common Stock	6,944
	Azteca Gold Corp	Common Stock	1,151
	B & G Foods Inc.	Common Stock	36,336
	Baidu.com Inc.	Common Stock	148,549
	Bank America Corp	Common Stock	1,512
	Barclays Bank Plc	Common Stock	4,230
	Bebida Beverage Co	Common Stock	1
	Bemis Co	Common Stock	8,576
	Berkshire Hathaway Inc.	Common Stock	9,840
	Bhp Billiton Ltp-Spon Adr	Common Stock	7,635
	Biogen Idec Inc.	Common Stock	1,335
	Biotime Inc.	Common Stock	119
	Boeing Co.	Common Stock	11,042
	BP Plc	Common Stock	17,846
	Bucyrus International Inc.	Common Stock	152,578
	Budget Group Inc.	Common Stock	13
	Buffalo	Small Cap Fund	11,960
	Burlington Northern Inc	Common Stock	1,969
	By Prudhoe Bay Royalty Trust	Common Stock	3,265
	CanWest Petroleum Inc.	Common Stock	3,570
	Cardium Therapeutics Inc.	Common Stock	4,770
	Caterpillar Inc.	Common Stock	28,815
	CBS Corp. Class B	Common Stock	57,013
	Cef Select Sector SPDR	Common Stock	38,934
	Celgene Corp.	Common Stock	16,836
	Cell Therapeutics	Common Stock	3,510
	Cheniere Energy Inc	Common Stock	516
	Chesapeake Energy	Common Stock	9,356
	Chevron Corp.	Common Stock	7,721
	Chicago Bridge & Iron Co.	Common Stock	5,470
	Cinemark Holdings Inc.	Common Stock	2,856
	Circuit City Stores	Common Stock	6
	Citigroup Inc.	Common Stock	17,019
	Clean Energy Fuels Corp.	Common Stock	3,883
	Clinical Data Inc.	Common Stock	4,892
	Compass Minerals International	Common Stock	17,088
	Coronado Res LTD	Common Stock	4,477
	Corporate Exec Board	Common Stock	2,326
	Costco Whsl Corp. New	Common Stock	6,448
	CrossTex Energy Inc	Common Stock	1,866
	Crowflight Minerals Inc.	Common Stock	149
	CSR PLC Cambridge	Common Stock	925
	CTS Corp.	Common Stock	956

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Cubist Pharmaceuticals	Common Stock	3,826
	Deere & Co	Common Stock	7,251
	Del Global Technologies Corp.	Common Stock	60
	Deliste Incorporated	Common Stock	2
	Delta Petroleum Corp.	Common Stock	2,380
	Diamond Offshore Drilling	Common Stock	10,040
	Diana Shipping Inc.	Common Stock	7,445
	Discovery Laboratories Inc.	Common Stock	1,890
	Dodge & Cox Funds	Balanced Fund	137,628
	Dodge & Cox Funds	Income Fund	75,555
	Dodge & Cox Funds	Stock Fund	75,591
	Dorchester Minerals LP	Common Stock	2,153
	Dow Chemical	Common Stock	11,775
	Duluth Metals LTD	Common Stock	7,134
	Duoyuan Global Water Inc. Sponsored ADR	Common Stock	23,019
	Dynamic Materials Corp.	Common Stock	1,820
	E Trade Financial Corp.	Common Stock	8,850
	Eaton Corp.	Common Stock	46,422
	Energy Transfer Equity LP	Common Stock	6,337
	Energy Transfer Patners LP	Common Stock	10,561
	Enterprise Product Partners	Common Stock	9,459
	EON AG.SP ADR	Common Stock	14,072
	Excellon Resources Inc.	Common Stock	2,557
	Excelsior Funds	Value & Restructuring Fund	11,518
	Exide Technologies	Common Stock	36,250
	Exxon Mobil Corp.	Common Stock	21,685
	Fastenal Company	Common Stock	8,396
	Federal Mogul Corp.	Common Stock	1
	Fibertower Corp.	Common Stock	2,484
	First Horizon National Corp	Common Stock	4,086
	First Niagara Financial Group	Common Stock	4,265
	Flowserve Corp	Common Stock	9,666
	Federal Mogul Corp.	Series D Convertible Class A Preferred Stock	136
	Ford Motor Company	Common Stock	5,055
	Forest Labs	Common Stock	9,741
	Fortescue Metal Group LTD	Common Stock	584
	Fortum Corporation	Common Stock	18,633
	Franconia Minerals Corp.	Common Stock	1,191
	Freeport McMoran Copper & Gold Inc.	Common Stock	8,109
	Fuel Systems Solutions	Common Stock	12,684
	Fuel-Tech	Common Stock	3,830
	Gamco International Growth AAA	Foreign Large Growth Fund	16,180
	General Electric	Common Stock	164,920
	General Money Market Fund Inc. Class A	General Money Market Fund	1,022,550
	Genzyme Corp.	Common Stock	4,981
	GMX Resources Inc.	Common Stock	7,025

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Goldcorp Inc.	Common Stock	3,951
	Goldman Sachs Group	Common Stock	32,824
	Harbor Funds	International Fund	45,060
	Harbor Funds	Bond Fund — Institutional Class	11,599
	Hawaiian Electric Ind. Inc.	Common Stock	23,229
	Headwaters Inc.	Common Stock	2,372
	Heartland Funds	Select Value Fund	22,488
	Hewlett Packard	Common Stock	21,028
	Honeywell Intl Inc.	Common Stock	26,121
	Huntington Bancshare	Common Stock	1,115
	I Shares	Silver Trust	7,565
	I Shares	TR JBOXX High Yield Corporate Bond Fund	2,620
	I Shares	S&P Global Telecom Fund	10,998
	I Shares	DJ Select Dividend Index Fund	8,026
	I Shares	S&P Global 100	4,876
	I Shares	S&P Gloal Finl Sector	5,011
	I Shares	DJ U.S. Consumer Cycl SEC Fund	2,812
	I Shares	TR Dow Jones US Aerospace & Defense Equity Fund	7,755
	Icon Funds	Icon Healthcare Fund	43,927
	Icon Funds	International Equity Fund	36,906
	IGO Inc.	Common Stock	14,160
	Integral Technologies Inc.	Common Stock	3,933
	Intel Corp.	Common Stock	22,442
	International Pkg & Logistics	Common Stock	2
	Interplay Entertainment	Common Stock	55
	Intl Speedway	Common Stock	8,162
	Intuitive Surgical Inc.	Common Stock	30,658
	Invio Biomedical Corp.	Common Stock	1,740
	Ivanhoe Energy, Inc.	Common Stock	303
	J.P. Morgan Chase & Co.	Common Stock	18,671
	Janus Funds	Global Technology Fund	13,060
	Janus Funds	Overseas Fund	128,828
	Janus Funds	Mid Cap Value Fund	24,230
	Janus Funds	Enterprise Fund	19,891
	Janus Funds	Special Equity Fund	12,943
	Janus Funds	Orion Fund	10,350
	Johnson & Johnson	Common Stock	5,390
	Joy Global Inc.	Common Stock	7,850
	Keryx Biopharmaceuticals	Common Stock	466
	Kinder Morgan Energy Partners LP	Common Stock	15,173
	Klondike Silver Corp.	Common Stock	2
	Koko Petroleum Inc.	Common Stock	12
	Kona Grill Inc.	Common Stock	637
	Kraft Foods	Common Stock	933
	Las Vegas Sands Corp.	Common Stock	7,645

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Lehman Brothers Holdings Inc	Preferred Stock	52
	Lowes Companies	Common Stock	7,083
	Managers Intermediate Duration Govt	Fixed Fund	47,743
	Manhattan Pharmaceuticals	Common Stock	312
	Manitowoc Inc.	Common Stock	22,658
	Mannkind Corp	Common Stock	3,404
	Marisco	21st Century Mutual Fund	6,756
	Marsico	Large Growth Fund	23,251
	Market Vectors ETF TR	Agribusiness Fund	6,518
	Market Vectors ETF TR	Global Alternative Energy Fund	3,755
	Masco Corp	Common Stock	42,030
	Matrix Advisors	Value Fund	39,201
	Maxwell Technologies Inc	Common Stock	701
	MBIA Inc.	Common Stock	12,180
	MDRNA Inc.	Common Stock	164
	Medoro Res LTD	Common Stock	2,320
	Merck & Co.	Common Stock	8,719
	Metalico Inc.	Common Stock	1,723
	Microsoft Corp.	Common Stock	31,439
	Mosaic Co.	Common Stock	2,924
	Myriad Pharmaceuticals Inc.	Common Stock	1,566
	Nacel Energy Corp.	Common Stock	1,740
	Neomedia Technologies	Common Stock	110
	Nestle SA Sponsored ADR	Common Stock	19,172
	Netlist Inc.	Common Stock	2,700
	Neuberger Berman	Real Estate Fund	14,734
	Newcastle Investment Corp.	Common Stock	399
	Nokia Corp.	Common Stock	5,415
	Nordic American	Common Stock	6,030
	Northern Funds	High Yield Fixed Income Fund	11,050
	Nucor Corp	Common Stock	9,212
	Nvdia Corp	Common Stock	2,703
	Oakmark Funds	Global Fund	50,367
	Oakmark Funds	Mutual Fund	13,242
	Oakmark Funds	Oakmark Equity and Income Fund (I)	37,941
	Oakmark Funds	International Fund (Class I)	11,032
	Oneok Partners LP	Common Stock	9,384
	Oracle Systems	Common Stock	7,503
	Oshkosh Corporation	Common Stock	12,194
	Palomar Medical Tech	Common Stock	18,940
	Parnassus Income Trust	Equity Income Fund	50,386
	Paychex Inc.	Common Stock	4,644
	Peabody Energy Corp	Common Stock	3,922
	Petroquest Energy Inc.	Common Stock	3,155
	Petroleo Brasileiro SA Petrobas Sponsored ADR	Common Stock	23,383
	Pfizer Inc.	Common Stock	3,924

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Philip Morris International Inc.	Common Stock	2,443
	PIMCO Funds	Real Return Fund	9,672
	PNC Financial Services Group	Common Stock	1,490
	PNM Resources Inc.	Common Stock	57,060
	Polymet Mining Corp.	Common Stock	15,211
	Potash Corp of Saskatchewan	Common Stock	32,878
	Powershares	Agricultural Fund	18,972
	Powershares	DB Multi Sector Commodity TR	75,049
	Powershares	Global Water Portfolio Fund	10,265
	Precision Castparts	Common Stock	8,443
	Prestige Brand Holdings	Common Stock	6,424
	Proshares TR	Ultra Financial Fund	194,621
	Qualcomm Inc.	Common Stock	2,333
	Range Resources Corp.	Common Stock	5,108
	Rayonier Inc	Common Stock	853
	Research In Motion LTD	Common Stock	10,797
	Reserve Primary Fund	Primary Fund	46,767
	RF Micro-Devices	Common Stock	14,610
	Rino International Corporation	Common Stock	2,820
	Royce	Total Return Fund	6,202
	RRI Energy Inc.	Common Stock	8,820
	RS Partners	Growth Fund	3,849
	RVS	Mid Cap Growth Fund	80,382
	Riversource Trust	Diversified Bond Class R4 Fund	84,968
	Riversource Trust	High Yield Class R4 Bond Fund	56,039
	Sasol LTD ADR	Common Stock	23,109
	Seligman	Global Technology Fund	94,463
	Sequenom Inc.	Common Stock	170
	Short QQQ	Equity Fund	13,029
	Silver Grail Res LTD	Common Stock	2,716
	Silver Star Energy	Common Stock	3
	Sirius Satellite Radio Inc.	Common Stock	355
	SIT Funds	US Government Securities Fund	170,314
	Sound Shore Fund	Common Stock	5,805
	SPDR	Series Trust Fund	63,498
	Spectra Energy Corp.	Common Stock	5,140
	SSGA	International Stock Selection Fund	42,395
	Statiol ASA Group	Common Stock	20,590
	Strategic Resource Acquisition Corp	Common Stock	314
	Sun Microsystems	Common Stock	159
	Sysco Corp.	Common Stock	6,660
	T. Rowe Price Funds	Balanced Fund	95,419
	T. Rowe Price Funds	Capital Appreciation Fund	119,794
	T. Rowe Price Funds	New Era Fund	109,462
	T. Rowe Price Funds	Growth Stock Fund	45,752
	T. Rowe Price Funds	Spectrum International Fund	15,973

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	T. Rowe Price Funds	Dividend Growth Fund	4,644
	TCW Funds, Inc.	Focused Equities Fund	13,651
	Terra Nitrogen Company	Common Stock	10,475
	Teton Energy Corp.	Common Stock	60
	The India Fund Inc.	Equity Fund	11,605
	The Muhlenkamp Fund	Equity Fund	7,306
	Third Avenue	Real Estate Value Fund	4,789
	Third Avenue	International Value Fund	53,130
	Third Avenue	Value Fund	16,199
	Third Avenue	Small Cap Value Fund	27,002
	Thompson Plumb and Associates	Growth Fund	3,897
	Threadneedle	Emerging Markets Fund	51,132
	Time Warner Cable Inc.	Common Stock	35,684
	Time Warner Inc.	Common Stock	20,586
	Titanium Metals Corp.	Common Stock	7,428
	Transocean Inc.	Common Stock	16,726
	Trinity Industries Inc.	Common Stock	3,641
	Tumi Res LTD	Common Stock	1,783
	TVIA Inc.	Common Stock	21,500
	UIL Holdings Corp	Common Stock	28,630
	Ultra Petroleum Corp.	Common Stock	10,230
	Ultrashort Financial	Exchange Traded Fund	96,120
	Ultrashort QQQ	Exchange Traded Fund	56,520
	Unigene Labs Inc.	Common Stock	4,608
	US Bancorp	Common Stock	8,956
	Valeant Pharmaceuticals Intl.	Common Stock	3,217
	Vanguard Funds	Specialized Portfolios - Dividend Appreciation	18,948
	Vanguard Funds	Windsor II Fund	45,745
	Vanguard Funds	Wellesley Income Fund	24,407
	Vanguard Funds	International Value Fund	21,144
	Vanguard Funds	International Growth Fund	21,825
	Vecima Networks Inc	Common Stock	5
	Veolia Environment ADR	Common Stock	4,979
	Verizon Communications	Common Stock	3,343
	Viacom Inc.	Common Stock Class B	112,672
	Walgreen Co	Common Stock	7,446
	Wasatch Heritage Growth Fund	Growth Fund	10,165
	Washington Mutual Savings Bank	Common Stock	13,514
	Wells Fargo & Co	Common Stock	10,672
	White Mountains Insurance Group	Common Stock	3,641
	Windstream Corp	Common Stock	33,300
	Wynn Resorts, Limited	Common Stock	5,893
	Yara International ASA Sponsored ADR	Common Stock	11,557
	Stock Funds and Self-Directed

	Accounts Total		15,724,184

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	Institutional Enhanced Index Fixed
	Income Fund	Common Collective Trust	109,219,294
	Wrapper Contract	Wrapper Contract	—

	Stable Value Fund Total		109,219,294

	EVERGREEN INST MONEY MARKET FUND CL I (FD #495)	Cash and Cash Equivalents	378,580
	3M CO COM	Common Stock	76,053
	ABBOTT LABS COM	Common Stock	63,430
	ABERCROMBIE & FITCH CO CL A	Common Stock	6,392
	ABM INDS INC COM	Common Stock	2,974
	ACCENTURE LTD COM	Common Stock	47,477
	ACTUANT CORP COM	Common Stock	2,656
	ACUITY BRANDS INC COM	Common Stock	4,189
	ADOBE SYS INC COM	Common Stock	8,074
	ADVANCE AUTO PARTS COM	Common Stock	5,951
	AECOM TECHNOLOGY CORP COM	Common Stock	4,054
	AES CORP COM	Common Stock	21,450
	AETNA INC COM	Common Stock	37,033
	AFFILIATED COMPUTER SVCS INC CL A	Common Stock	4,832
	AFFILIATED MANAGERS GROUP COM	Common Stock	3,306
	AFLAC INC COM	Common Stock	39,532
	AGCO CORP COM	Common Stock	10,685
	AGILENT TECHNOLOGIES INC COM	Common Stock	16,196
	AGL RES INC COM	Common Stock	5,378
	AIR PRODUCTS & CHEMICALS INC COM	Common Stock	14,056
	AIRCASTLE LTD COM	Common Stock	3,715
	AK STEEL HLDG CORP COM	Common Stock	14,646
	ALBEMARLE CORP COM	Common Stock	5,503
	ALBERTO-CULVER CO COM	Common Stock	4,213
	ALCOA INC COM	Common Stock	59,263
	ALEXANDER & BALDWIN INC COM	Common Stock	4,598
	ALEXANDRIA REAL ESTATE EQUITIES COM	Common Stock	5,528
	ALLEGHANY CORP DEL COM	Common Stock	5,174
	ALLEGHENY ENERGY INC COM	Common Stock	4,969
	ALLEGHENY TECHNOLOGIES INC COM	Common Stock	13,087
	ALLERGAN INC COM	Common Stock	6,425
	ALLIANCE RESOURCE PARTNERS LP COM	Common Stock	2,917
	ALLIANCEBERNSTEIN HOLDING LP	Common Stock	5,940
	ALLIANT ENERGY CORP COM	Common Stock	7,630
	ALLIANT TECHSYSTEMS INC COM	Common Stock	2,162
	ALLIED CAP CORP NEW COM	Common Stock	11,326
	ALLIED WORLD ASSURANCE HOLD COM	Common Stock	8,834
	ALLSTATE CORP COM	Common Stock	63,390
	ALTERA CORP COM	Common Stock	5,665

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ALTRIA GROUP INC COM	Common Stock	149,312
	AMAZON COM INC COM	Common Stock	19,936
	AMERCO COM	Common Stock	5,911
	AMEREN CORP COM	Common Stock	33,912
	AMERICAN EAGLE OUTFITTERS INC NEW COM	Common Stock	7,353
	AMERICAN ELEC PWR CO INC COM	Common Stock	31,011
	AMERICAN EXPRESS COMPANY COM	Common Stock	103,181
	AMERICAN FINL GRP INC OHIO COM	Common Stock	13,796
	AMERICAN GREETINGS CORP CL A COM	Common Stock	4,382
	AMERICAN INTL GRP INC COM	Common Stock	15,513
	AMERICAN NATL INS CO COM	Common Stock	7,838
	AMERICAN TOWER CORP CL A	Common Stock	4,232
	AMERICAN WATER WORKS CO INC COM	Common Stock	4,988
	AMERIGAS PARTERNS LP UNIT LTD PARTNERSHIP	Common Stock	2,857
	AMERIGROUP CORPORATION COM	Common Stock	2,747
	AMERIPRISE FINANCIAL INC COM	Common Stock	17,026
	AMERISOURCEBERGEN CORP COM	Common Stock	58,594
	AMERISTAR CASINOS INC COM	Common Stock	1,650
	AMGEN INC COM	Common Stock	23,238
	AMKOR TECHNOLOGY INC COM	Common Stock	5,494
	AMPHENOL CORP NEW CL A	Common Stock	416
	AMR CORP DEL COM	Common Stock	25,035
	ANADARKO PETROLEUM CORP COM	Common Stock	45,376
	ANALOG DEVICES INC COM	Common Stock	10,082
	ANIXTER INTL INC COM	Common Stock	3,182
	ANNALY MTG MGMT INC COM	Common Stock	5,177
	ANNTAYLOR HLDGS INC COM	Common Stock	5,581
	AOL INC COM	Common Stock	8,348
	AON CORP COM	Common Stock	16,128
	APACHE CORP COM	Common Stock	33,028
	APARTMENT INVT & MGMT CO CL A	Common Stock	6,412
	APOLLO GRP INC CL A	Common Stock	4,515
	APPLE INC COM	Common Stock	83,222
	APPLIED INDL TECHNOLOGIES INC COM	Common Stock	2,322
	APPLIED MATERIALS INC COM	Common Stock	15,980
	APTARGROUP INC RST	Common Stock	4,436
	AQUA AMERICA INC	Common Stock	2,732
	ARCH CAPITAL GROUP LTD COM	Common Stock	18,183
	ARCH CHEMICALS INC COM	Common Stock	1,693
	ARCHER DANIELS MIDLAND CO COM	Common Stock	46,187
	ARKANSAS BEST CORP DEL COM	Common Stock	3,806
	ARMSTRONG WORLD INDUSTRIES COM	Common Stock	25,790
	ARROW ELECTRS INC COM	Common Stock	20,096
	ARTHUR J. GALLAGHER & CO COM	Common Stock	5,560
	ARVINMERITOR INC COM	Common Stock	28,856

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ASBURY AUTOMOTIVE GROUP COM	Common Stock	2,062
	ASHLAND INC COM	Common Stock	14,793
	ASPEN INSURANCE HOLDINGS LTD COM	Common Stock	7,359
	ASSOCIATED BANC CORP COM	Common Stock	11,221
	ASSURANT INC COM	Common Stock	13,657
	ASSURED GUARANTY LTD COM	Common Stock	1,133
	AT&T INC COM	Common Stock	296,833
	ATLAS ENERGY INC COM`	Common Stock	5,199
	ATLAS PIPELINE PARTNERS-UTS COM	Common Stock	3,750
	ATMEL CORP COM	Common Stock	2,658
	ATMOS ENERGY CORP COM	Common Stock	4,629
	AUTODESK INC COM	Common Stock	5,893
	AUTOLIV INC COM	Common Stock	9,594
	AUTOMATIC DATA PROCESSING INC COM	Common Stock	32,501
	AUTONATION INC DEL COM	Common Stock	11,339
	AUTOZONE INC COM	Common Stock	7,974
	AVALONBAY CMNTYS INC COM	Common Stock	6,397
	AVERY DENNISION CORP COM	Common Stock	9,678
	AVIS BUDGET GROUP INC COM	Common Stock	36,680
	AVISTA CORP COM	Common Stock	4,553
	AVNET INC COM	Common Stock	12,669
	AVON PRODS INC COM	Common Stock	22,062
	AVX CORP NEW COM	Common Stock	4,205
	AXIS CAPITAL HOLDINGS LTD COM	Common Stock	16,586
	BAKER HUGHES INC COM	Common Stock	12,705
	BALDOR ELECTRIC CO COM	Common Stock	2,784
	BALL CORP COM	Common Stock	7,146
	BANCORPSOUTH INC COM	Common Stock	3,460
	BANK OF AMERICA CORP COM	Common Stock	540,691
	BANK OF HAWAII CORP COM	Common Stock	5,791
	BANK OF NEW YORK MELLON CORP COM	Common Stock	41,196
	BARE ESCENTUALS INC COM	Common Stock	7,569
	BARNES & NOBLE INC COM	Common Stock	4,769
	BARNES GROUP INC	Common Stock	2,683
	BAXTER INTL INC COM	Common Stock	36,177
	BB&T CORP COM	Common Stock	57,510
	BECKMAN COULTER INC COM	Common Stock	4,493
	BECTON DICKINSON & CO COM	Common Stock	10,443
	BED BATH & BEYOND INC COM	Common Stock	8,646
	BELDEN INC COM	Common Stock	3,453
	BEMIS CO INC COM	Common Stock	8,305
	BENCHMARK ELECTRONICS INC COM	Common Stock	5,135
	BERKLEY W R CORP COM	Common Stock	11,438
	BERKSHIRE HATHAWAY INC DEL CL B	Common Stock	268,960
	BEST BUY INC COM	Common Stock	21,342
	BIG LOTS INC COM	Common Stock	4,410

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	BIOGEN IDEC INC COM	Common Stock	6,408
	BIO RAD LABS INC CL A	Common Stock	3,332
	BJ SVCS CO COM	Common Stock	7,069
	BJS WHSL CLUB INC COM	Common Stock	6,847
	BLACK & DECKER CORP COM	Common Stock	18,527
	BLACKROCK INC COM	Common Stock	34,163
	BLACKSTONE GROUP LP COM	Common Stock	35,463
	BLOCK H & R INC COM	Common Stock	8,910
	BMC SOFTWARE INC COM	Common Stock	4,112
	BOARDWALK PIPELINE PARTNERS COM	Common Stock	6,640
	BOB EVANS FARMS INC COM	Common Stock	2,305
	BOEING CO COM	Common Stock	98,550
	BOK FINANCIAL CORP COM	Common Stock	5,654
	BORG WARNER INC COM	Common Stock	5,692
	BOSTON PPTYS INC COM	Common Stock	13,290
	BOSTON SCIENTIFIC CORP COM	Common Stock	18,381
	BRADY CORP CL A	Common Stock	3,661
	BRE PPTYS INC CL A	Common Stock	5,472
	BRIGGS & STRATTON CORP COM	Common Stock	3,887
	BRIGHTPOINT INC COM	Common Stock	3,814
	BRINKER INTL INC COM	Common Stock	4,060
	BRINKS CO COM	Common Stock	2,702
	BRISTOL-MYERS SQUIBB CO COM	Common Stock	96,472
	BROADCOM CORP COM	Common Stock	6,104
	BROADRIDGE FINANCIAL SOLUTIONS COM	Common Stock	4,211
	BROWN & BROWN INC COM	Common Stock	2,731
	BROWN SHOE INC NEW COM	Common Stock	4,230
	BROWN-FORMAN CORP CL B COM	Common Stock	4,228
	BRUNSWICK CORP COM	Common Stock	14,792
	BUCKLE INC COM	Common Stock	1,900
	BUCYRUS INTERNATIONAL INC COM	Common Stock	5,621
	BUNGE LTD COM	Common Stock	41,987
	BURGER KING HOLDINGS INC COM	Common Stock	3,005
	BURLINGTON NORTHERN SANTA FE COM	Common Stock	37,214
	C H ROBINSON WORLDWIDE INC COM	Common Stock	9,998
	C R BARD INC COM	Common Stock	4,187
	CA INC COM	Common Stock	9,108
	CABELAS INC CL A COM	Common Stock	3,550
	CABLEVISION SYSTEMS NY GRP CL A	Common Stock	2,867
	CABOT CORP COM	Common Stock	3,836
	CALPINE CORP COM	Common Stock	7,056
	CAMERON INTERNATIONAL CORP COM	Common Stock	12,037
	CAMPBELL SOUP CO COM	Common Stock	12,799
	CAPITAL ONE FINANCIAL CORP COM	Common Stock	120,305
	CAPITALSOURCE INC COM	Common Stock	5,341
	CARDINAL HLTH INC COM	Common Stock	50,150

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	CAREER ED CORP COM	Common Stock	3,644
	CAREFUSION CORP COM	Common Stock	15,405
	CARLISLE COS INC COM	Common Stock	4,306
	CARMAX INC COM	Common Stock	3,660
	CARNIVAL CORP COM	Common Stock	23,981
	CARPENTER TECHNOLOGY CORP COM	Common Stock	5,056
	CASEYS GEN STORES INC COM	Common Stock	4,214
	CATERPILLAR INC COM	Common Stock	46,719
	CATHAY BANCORP INC COM	Common Stock	1,981
	CB RICHARD ELLIS GROUP INC COM	Common Stock	6,900
	CBS CORP COM	Common Stock	92,027
	CDI CORP COM	Common Stock	2,755
	CEDAR FAIR L P DEPOSITARY UNIT	Common Stock	2,850
	CELANESE CORP COM	Common Stock	12,293
	CELGENE CORP COM	Common Stock	3,816
	CENTERPOINT ENERGY INC COM	Common Stock	10,524
	CENTURY ALUM CO COM	Common Stock	12,348
	CENTURYTEL INC COM	Common Stock	12,443
	CERNER CORP COM	Common Stock	4,940
	CF INDUSTRIES HOLDINGS INC COM	Common Stock	7,185
	CH ENERGY GRP INC COM	Common Stock	1,654
	CHARLES RIV LABORATORIES INTL COM	Common Stock	4,111
	CHESAPEAKE ENERGY CORP COM	Common Stock	9,676
	CHEVRON CORP COM	Common Stock	203,912
	CHIPOTLE MEXICAN GRILL CL B COM	Common Stock	2,282
	CHIQUITA BRANDS INTL INC COM	Common Stock	7,437
	CHUBB CORP COM	Common Stock	64,171
	CHURCH & DWIGHT CO COM	Common Stock	2,164
	CIGNA CORP COM	Common Stock	30,018
	CIMAREX ENERGY CO COM	Common Stock	9,149
	CINCINNATI FINL CORP COM	Common Stock	16,930
	CINEMARK HOLDINGS INC COM	Common Stock	3,770
	CINTAS CORP COM	Common Stock	4,177
	CISCO SYSTEMS INC COM	Common Stock	86,905
	CITIGROUP INC COM	Common Stock	421,907
	CITRIX SYS INC COM	Common Stock	1,013
	CITY NATL CORP COM	Common Stock	7,371
	CLEAN HBRS INC COM	Common Stock	3,084
	CLEAR CHANNEL OUTDOOR CL A COM	Common Stock	6,859
	CLECO CORP NEW COM	Common Stock	2,772
	CLIFFS NATURAL RESOURCES INC COM	Common Stock	5,983
	CLOROX CO COM	Common Stock	5,751
	CME GROUP INC COM	Common Stock	6,429
	CMS ENERGY CORP COM	Common Stock	6,153
	CNA FINL CORP COM	Common Stock	31,637
	COACH INC COM	Common Stock	6,034

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	COCA COLA ENTERPRISES INC COM	Common Stock	22,100
	COCA-COLA CO COM	Common Stock	125,700
	COGNIZANT TECH SOLUTIONS CRP COM CL A	Common Stock	3,691
	COLGATE-PALMOLIVE CO COM	Common Stock	44,082
	COLLECTIVE BRANDS INC COM	Common Stock	4,686
	COLUMBIA SPORTSWEAR CO COM	Common Stock	4,688
	COMCAST HLDGS INC CL A	Common Stock	71,668
	COMERICA INC COM	Common Stock	29,750
	COMMERCE BANCSHARES INC COM	Common Stock	5,428
	COMMERCIAL METALS CO COM	Common Stock	2,028
	COMMUNITY HEALTH SYS INC NEW COM	Common Stock	5,753
	COMPASS MINERALS INTERNATION COM	Common Stock	2,324
	COMPUTER SCIENCES CORP COM	Common Stock	34,248
	COMSTOCK RES INC COM NEW	Common Stock	3,256
	CON-WAY INC COM	Common Stock	8,247
	CONAGRA FOODS INC COM	Common Stock	15,554
	CONOCOPHILLIPS COM	Common Stock	328,016
	CONSECO INC COM	Common Stock	14,916
	CONSOL ENERGY INC COM	Common Stock	12,617
	CONSOLIDATED EDISON INC COM	Common Stock	43,131
	CONSTELLATION BRANDS INC CL A	Common Stock	5,174
	CONSTELLATION ENERGY GROUP INC COM	Common Stock	28,917
	CONTINENTAL RESOURCES INC COM	Common Stock	7,422
	CONVERGYS CORP COM	Common Stock	3,080
	COOPER INDUSTRIES PLC-CL A COM	Common Stock	9,320
	CORE MARK HOLDING CO INC COM	Common Stock	6,401
	CORN PRODS INTL INC COM	Common Stock	3,945
	CORNING INC COM	Common Stock	16,732
	COSTCO WHOLESALE CORP COM	Common Stock	60,742
	COVANTA HOLDING CORP COM	Common Stock	2,386
	COVENTRY HLTH CARE INC COM	Common Stock	13,681
	COVIDIEN PLC COM	Common Stock	24,934
	CRACKER BARREL OLD COUNTRY COM	Common Stock	2,355
	CRANE CO COM	Common Stock	5,961
	CREDICORP LTD COM	Common Stock	9,316
	CROSSTEX ENERGY INC COM	Common Stock	4,223
	CROWN HOLDINGS INC COM	Common Stock	7,876
	CSX CORP COM	Common Stock	26,350
	CULLEN FROST BANKERS INC COM	Common Stock	5,662
	CUMMINS INC COM	Common Stock	24,497
	CURTIS-WRIGHT CORP COM	Common Stock	2,221
	CVR ENERGY INC COM	Common Stock	2,467
	CVS CAREMARK CORP COM	Common Stock	39,147
	CYTEC INDS INC COM	Common Stock	7,205
	D R HORTON INC COM	Common Stock	24,593
	DANAHER CORP COM	Common Stock	16,221

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	DARDEN RESTAURANTS INC COM	Common Stock	4,973
	DAVITA INC COM	Common Stock	4,591
	DEAN FOODS CO COM	Common Stock	27,348
	DEERE & CO COM	Common Stock	21,642
	DELEK US HOLDINGS INC COM	Common Stock	1,442
	DELL INC COM	Common Stock	46,368
	DELMONTE FOODS CO COM	Common Stock	3,419
	DELTA AIRLINES INC DEL COM	Common Stock	22,569
	DELUXE CORP COM	Common Stock	2,002
	DENTSPLY INTERNATIONAL INC COM	Common Stock	2,552
	DEVELOPERS DIVERSIFIED RLTY CORP COM	Common Stock	4,912
	DEVON ENERGY CORPORATION COM	Common Stock	57,134
	DIAMOND OFFSHORE DRILLING INC COM	Common Stock	6,225
	DICKS SPORTING GOODS INC COM	Common Stock	5,117
	DIEBOLD INC COM	Common Stock	5,541
	DILLARDS INC CL A COM	Common Stock	15,928
	DIRECTV CLASS A COM	Common Stock	31,025
	DISCOVER FINANCIAL SERVICES COM	Common Stock	21,609
	DISCOVERY COMMUNICATIONS A COM	Common Stock	7,943
	DISH NETWORK CORP CL A COM	Common Stock	18,740
	DISNEY COMPANY HOLDING COMPANY COM	Common Stock	67,933
	DOLLAR TREE INC COM	Common Stock	3,213
	DOMINION RESOURCES INC COM	Common Stock	19,030
	DOMINOS PIZZA INC COM	Common Stock	4,159
	DONALDSON CO INC. COM	Common Stock	3,384
	DONNELLEY R R & SONS CO COM	Common Stock	30,113
	DORCHESTER MINERALS LP COM	Common Stock	2,670
	DOVER CORP COM	Common Stock	10,706
	DOW CHEMICAL COM	Common Stock	136,069
	DPL INC COM	Common Stock	3,159
	DR PEPPER SNAPPLE GROUP COM	Common Stock	10,186
	DRESS BARN INC COM	Common Stock	4,507
	DRESSER RAND GROUP INC COM	Common Stock	2,815
	DST SYS INC DEL COM	Common Stock	4,224
	DSW INC CLASS A COM	Common Stock	1,626
	DTE ENERGY CO COM	Common Stock	22,791
	DU PONT E I DE NEMOURS & CO COM	Common Stock	49,939
	DUKE ENERGY CORP COM	Common Stock	49,701
	DUKE RLTY INVTS INC COM	Common Stock	4,907
	DUN & BRADSTREET CORP COM	Common Stock	3,213
	DYNEGY INC COM CL A	Common Stock	3,539
	E M C CORP MASS COM	Common Stock	41,108
	EASTMAN CHEMICAL COMPANY COM	Common Stock	13,488
	EASTMAN KODAK CO COM	Common Stock	10,422
	EATON CORP COM	Common Stock	15,943
	EBAY INC COM	Common Stock	21,549

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ECOLAB INC COM	Common Stock	7,936
	EDISON INTL COM	Common Stock	45,318
	EDWARDS LIFESCIENCES CORP COM	Common Stock	3,335
	EL PASO CORP COM	Common Stock	10,993
	EL PASO ELEC CO COM	Common Stock	4,150
	ELECTRONIC ARTS COM	Common Stock	6,881
	EMCOR GRP INC COM	Common Stock	6,620
	EMERGENCY MEDICAL SERVICES COM	Common Stock	3,627
	EMERSON ELECTRIC CO COM	Common Stock	40,247
	ENBRIDGE ENERGY PARTNERS LP	Common Stock	8,804
	ENDO PHARMACEUTICALS HLDGS INC COM	Common Stock	3,207
	ENDURANCE SPECIALTY HOLDINGS LTD COM	Common Stock	9,240
	ENERGY TRANSFER EQUITY LP	Common Stock	6,798
	ENERGY TRANSFER PARTNERS LP	Common Stock	10,875
	ENERGYSOLUTIONS INC COM	Common Stock	1,610
	ENERSYS INC COM	Common Stock	2,453
	ENSCO INTL PLC COM	Common Stock	6,051
	ENTERGY CORP COM	Common Stock	20,898
	ENTERPRISE GP HOLDINGS LP	Common Stock	16,535
	ENTERPRISE PRODUCTS PARTNERS LP COM	Common Stock	48,209
	EOG RES INC COM	Common Stock	11,714
	EQT CORP COM	Common Stock	4,266
	EQUIFAX INC COM	Common Stock	4,347
	ERIE INDTY CO CL A	Common Stock	5,066
	ESTERLINE CORPORATION COM	Common Stock	3,136
	ETHAN ALLEN INTERIORS INC COM	Common Stock	2,573
	EVEREST RE GROUP LTD COM	Common Stock	14,964
	EXCO RESOURCES INC COM	Common Stock	4,543
	EXELON CORP COM	Common Stock	69,344
	EXIDE TECHNOLOGIES COM	Common Stock	3,458
	EXPEDIA INC COM	Common Stock	16,042
	EXPEDITORS INTL WASH INC COM	Common Stock	7,141
	EXPRESS SCRIPTS INC CL A COM	Common Stock	13,813
	EXTERRAN HOLDINGS INC COM	Common Stock	4,678
	EXXON MOBIL CORP COM	Common Stock	782,091
	FAIRCHILD SEMICON INTL COM	Common Stock	4,675
	FAMILY DOLLAR STORES INC COM	Common Stock	7,224
	FEDERAL MOGUL CORP COM	Common Stock	9,449
	FEDERATED INVS INC PA CL B	Common Stock	4,169
	FEDEX CORP COM	Common Stock	41,983
	FERRO CORP COM	Common Stock	4,904
	FIDELITY NATIONAL FINANCIAL COM	Common Stock	16,238
	FIDELITY NATIONAL INFORMATION COM	Common Stock	4,395
	FIFTH THIRD BANCORP COM	Common Stock	54,451
	FIRST AMERN CORP CALIF COM	Common Stock	10,811
	FIRST CITIZENS BANCSHARES INC CL A	Common Stock	7,401

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	FIRST COMWLTH FINL CORP PA COM	Common Stock	1,161
	FIRST HORIZON NATIONAL CORP COM	Common Stock	7,325
	FIRST MIDWEST BANCORP INC DEL COM	Common Stock	3,080
	FIRST NIAGARA FINL GROUP INC NEW COM	Common Stock	3,208
	FIRST SOLAR INC COM	Common Stock	1,762
	FIRSTENERGY CORP COM	Common Stock	20,717
	FISERV INC WIS COM	Common Stock	4,064
	FLIR SYS INC COM	Common Stock	1,891
	FLOWSERVE CORP COM	Common Stock	16,722
	FLUOR CORP COM	Common Stock	24,978
	FMC CORP COM	Common Stock	3,170
	FMC TECHNOLOGIES INC COM	Common Stock	6,346
	FOOT LOCKER INC COM	Common Stock	8,363
	FORD MTR CO COM	Common Stock	255,045
	FOREST LABS CL A	Common Stock	2,792
	FOREST OIL CORP COM	Common Stock	5,940
	FORTRESS INVESTMENT GROUP LLC CL A COM	Common Stock	13,256
	FORTUNE BRANDS INC COM	Common Stock	13,039
	FOSSIL INC COM	Common Stock	3,616
	FOSTER WHEELER AG	Common Stock	5,941
	FPL GROUP INC COM	Common Stock	26,268
	FRANKLIN RES INC COM	Common Stock	37,853
	FREEPORT MCMORAN COPPER & GOLD CL B COM	Common Stock	59,926
	FRONTIER COMMUNICATIONS CORP COM	Common Stock	8,028
	FRONTIER OIL CORP COM	Common Stock	5,393
	FRONTLINE LTD COM	Common Stock	5,453
	FULLER H B CO COM	Common Stock	3,210
	FULTON FINANCIAL CORP COM	Common Stock	5,732
	GAMESTOP CORP CL A COM	Common Stock	2,749
	GANNETT CO COM	Common Stock	73,387
	GAP INC COM	Common Stock	33,830
	GARMIN LTD COM	Common Stock	11,993
	GATX CORP COM	Common Stock	3,879
	GENERAL CABLE CORP DEL COM	Common Stock	4,566
	GENERAL DYNAMICS CORP COM	Common Stock	34,481
	GENERAL ELECTRIC CO COM	Common Stock	216,191
	GENERAL MILLS INC COM	Common Stock	19,999
	GENUINE PARTS CO COM	Common Stock	18,678
	GENWORTH FINANCIAL INC COM	Common Stock	96,081
	GENZYME CORP COM	Common Stock	5,280
	GILEAD SCIENCES INC COM	Common Stock	5,173
	GLOBAL PMTS INC COM	Common Stock	3,741
	GOLDMAN SACHS GROUP INC COM	Common Stock	146,887
	GOODRICH CORP COM	Common Stock	16,342

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	GOODYEAR TIRE & RUBBER CO COM	Common Stock	17,774
	GOOGLE INC CL A COM	Common Stock	46,455
	GRACE W R & CO DEL NEW COM	Common Stock	7,823
	GRACO INC COM	Common Stock	2,560
	GRANITE CONSTR INC COM	Common Stock	3,308
	GREAT ATLANTIC & PAC TEA INC COM	Common Stock	23,772
	GREAT PLAINS ENERGY INC COM	Common Stock	4,193
	GREIF BROS CORP A	Common Stock	4,317
	GROUP 1 AUTOMOTIVE INC COM	Common Stock	3,039
	GUESS INC COM	Common Stock	6,445
	H&E EQUIPMENT SERVICES INC COM	Common Stock	3,288
	HALLIBURTON CO COM	Common Stock	22,941
	HANESBRANDS INC COM	Common Stock	5,381
	HANOVER INSURANCE GROUP COM	Common Stock	7,780
	HARLEY DAVIDSON INC COM	Common Stock	6,640
	HARLEYSVILLE GRP INC	Common Stock	4,786
	HARMAN INTL INDS INC COM	Common Stock	5,389
	HARRIS CORP DEL COM	Common Stock	5,866
	HARRIS STRATEX NETWORKS INC COM	Common Stock	323
	HARSCO CORP COM	Common Stock	5,405
	HARTE-HANKS INC COM	Common Stock	3,003
	HARTFORD FINANCIAL SERVICES GRP COM	Common Stock	71,353
	HASBRO INC COM	Common Stock	5,072
	HATTERAS FINANCIAL CORP	Common Stock	1,730
	HAWAIIAN ELEC INDS INC COM	Common Stock	16,802
	HCC INS HLDGS INC COM	Common Stock	6,781
	HEALTH CARE REIT INC COM	Common Stock	1,879
	HEALTH MGMT ASSOC INC NEW CL A	Common Stock	4,461
	HEALTH NET INC COM	Common Stock	19,674
	HEARTLAND EXPRESS INC COM	Common Stock	3,586
	HEINZ H J CO COM	Common Stock	7,889
	HELIX ENERGY SOLUTIONS GROUP COM	Common Stock	4,551
	HENRY JACK & ASSOC INC COM	Common Stock	2,534
	HERBALIFE LTD COM	Common Stock	6,283
	HERSHEY COMPANY COM	Common Stock	7,785
	HERTZ GLOBAL HOLDINGS INC COM	Common Stock	13,337
	HESS CORP COM	Common Stock	68,527
	HEWITT ASSOC INC CL A	Common Stock	4,844
	HEWLETT-PACKARD CO COM	Common Stock	213,224
	HILL-ROM HOLDINGS INC COM	Common Stock	8,541
	HITTITE MICROWAVE CORP COM	Common Stock	2,792
	HNI CORP COM	Common Stock	6,095
	HOLLY CORP COM	Common Stock	3,833
	HOME DEPOT INC COM	Common Stock	76,629
	HONEYWELL INTL INC COM	Common Stock	63,848
	HORMEL FOODS CORP COM	Common Stock	6,135

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	HOSPIRA INC COM	Common Stock	5,110
	HOSPITALITY PPTYS TR SH BEN INT	Common Stock	2,971
	HOST MARRIOTT CORP COM	Common Stock	7,788
	HSN INC COM	Common Stock	8,360
	HUBBELL INC CL B COM	Common Stock	2,979
	HUDSON CITY BANCORP INC COM	Common Stock	4,409
	HUMANA INC COM	Common Stock	27,748
	HUNT J B TRANS SVCS INC COM	Common Stock	5,619
	HUNTINGTON BANCSHARES INC COM	Common Stock	19,321
	HUNTSMAN CORPORATION COM	Common Stock	15,677
	IAC / INTERACTIVECORP COM	Common Stock	13,094
	IDACORP INC COM	Common Stock	3,862
	ILLINOIS TOOL WORKS INC COM	Common Stock	16,386
	IMATION CORP COM	Common Stock	2,315
	IMS HEALTH INC COM	Common Stock	5,502
	INERGY HOLDINGS LP	Common Stock	2,720
	INGERSOLL-RAND PLC COM	Common Stock	7,355
	INGRAM MICRO INC CL A	Common Stock	29,407
	INSIGHT ENTERPRISES INC COM	Common Stock	6,687
	INTEGRATED DEVICE TECHNOLOGY INC COM	Common Stock	2,438
	INTEGRYS ENERGY GROUP INC COM	Common Stock	9,852
	INTEL CORP COM	Common Stock	119,229
	INTERACTIVE BROKER GRD CL A COM	Common Stock	4,295
	INTERACTIVE DATA CORP COM	Common Stock	3,580
	INTERNATIONAL PAPER CO COM	Common Stock	33,317
	INTERPUBLIC GRP COS INC COM	Common Stock	9,511
	INTERSIL HLDG CORP COM	Common Stock	3,199
	INTL BUSINESS MACHINES CORP COM	Common Stock	163,890
	INTL FLAVORS & FRAGRANCES INC COM	Common Stock	5,764
	INTL GAME TECHNOLOGY COM	Common Stock	4,969
	INTUIT COM	Common Stock	4,644
	INVESCO LTD	Common Stock	15,568
	IRON MTN INC PA COM	Common Stock	1,975
	ITRON INC COM	Common Stock	2,394
	ITT CORP COM	Common Stock	15,557
	JABIL CIRCUIT INC COM	Common Stock	17,990
	JACK IN THE BOX INC COM	Common Stock	1,674
	JACOBS ENGR GRP INC COM	Common Stock	7,429
	JANUS CAPITAL GROUP INC COM	Common Stock	2,569
	JARDEN CORP COM	Common Stock	3,567
	JEFFERIES GROUP INC COM	Common Stock	1,960
	JOHNSON & JOHNSON COM	Common Stock	272,228
	JOHNSON CTLS INC COM	Common Stock	37,946
	JONES APPAREL GRP INC COM	Common Stock	8,651
	JONES LANG LASALLE INC COM	Common Stock	3,633
	JOY GLOBAL INC COM	Common Stock	9,105

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	JP MORGAN CHASE & CO COM	Common Stock	343,413
	JUNIPER NETWORKS INC COM	Common Stock	9,122
	KB HOME COM	Common Stock	5,699
	KBR INC COM	Common Stock	11,542
	KELLOGG COMPANY COM	Common Stock	19,973
	KELLY SVCS INC CL A	Common Stock	5,749
	KENNAMETAL INC COM	Common Stock	4,843
	KEY ENERGY SVCS INC COM	Common Stock	2,724
	KEYCORP NEW COM	Common Stock	26,249
	KIMBERLY-CLARK CORP COM	Common Stock	34,653
	KIMCO RLTY CORP COM	Common Stock	6,177
	KINDER MORGAN ENERGY PARTNERS LP	Common Stock	21,242
	KINDRED HEALTHCARE INC COM	Common Stock	6,458
	KING PHARMACEUTICALS INC COM	Common Stock	3,238
	KIRBY CORP COM	Common Stock	2,017
	KLA TENCOR CORP COM	Common Stock	1,997
	KNIGHT CAPITAL GROUP INC COM	Common Stock	1,963
	KOHLS CORP COM	Common Stock	9,390
	KORN/FERRY INTERNATIONAL COM	Common Stock	3,388
	KRAFT FOODS INC CL A COM	Common Stock	85,424
	KROGER CO COM	Common Stock	38,734
	L-3 COMMUNICATIONS HLDGS INC COM	Common Stock	10,985
	LABORATORY CORP AMER HLDGS COM	Common Stock	3,860
	LACLEDE GROUP,INC COM	Common Stock	2,213
	LAM RESEARCH CORP COM	Common Stock	3,648
	LAMAR ADVERTISING CO CL A	Common Stock	6,843
	LANCASTER COLONY CORP COM	Common Stock	2,468
	LANDSTAR SYS INC COM	Common Stock	2,950
	LAS VEGAS SANDS CORP COM	Common Stock	5,596
	LAUDER ESTEE COS INC CL A	Common Stock	12,503
	LEGG MASON INC COM	Common Stock	5,882
	LEGGETT & PLATT INC COM	Common Stock	8,458
	LENNAR CORP COM CL A	Common Stock	16,024
	LENNOX INTERNATIONAL INC COM	Common Stock	5,691
	LEXMARK INTL INC CL A COM	Common Stock	9,195
	LIBERTY GLOBAL INC CL A COM	Common Stock	8,224
	LIBERTY MEDIA — INTERACTIVE CL A COM	Common Stock	18,073
	LIBERTY MEDIA COM	Common Stock	1,345
	LIBERTY PPTY TR SH BEN INT	Common Stock	4,003
	LILLY ELI & CO COM	Common Stock	55,852
	LIMITED BRANDS INC COM	Common Stock	33,426
	LINCARE HLDGS INC COM	Common Stock	4,520
	LINCOLN ELEC HLDS INC COM	Common Stock	10,278
	LINCOLN NATIONAL CORP COM	Common Stock	42,092
	LINN ENERGY LLC	Common Stock	6,681
	LOCKHEED MARTIN CORP COM	Common Stock	42,700

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	LOEWS CORP — CAROLINA GROUP COM	Common Stock	48,525
	LORILLARD INC COM	Common Stock	30,712
	LOWE’S COS INC COM	Common Stock	44,694
	LUBRIZOL CORP COM	Common Stock	6,722
	M & T BK CORP COM	Common Stock	18,111
	MACK CALI RLTY CORP COM	Common Stock	3,181
	MACY’S INC COM	Common Stock	44,531
	MAGELLAN HEALTH SVCS INC COM	Common Stock	3,814
	MANPOWER INC WIS COM	Common Stock	30,260
	MARATHON OIL CORP COM	Common Stock	58,268
	MARINER ENERGY INC COM	Common Stock	3,140
	MARRIOTT INTERNATIONAL CL A COM	Common Stock	13,501
	MARSH & MCLENNAN COMPANIES INC COM	Common Stock	21,585
	MARSHALL & ILSLEY CORP COM	Common Stock	14,894
	MARVELL TECHNOLOGY GROUP LTD COM	Common Stock	6,524
	MASCO CORP COM	Common Stock	32,615
	MASSEY ENERGY CO COM	Common Stock	7,661
	MASTERCARD INC CL A COM	Common Stock	14,727
	MATTEL INC COM	Common Stock	19,361
	MAXIM INTEGRATED PRODS INC COM	Common Stock	9,694
	MCAFEE INC COM	Common Stock	3,351
	MCDERMOTT INTL INC COM	Common Stock	8,463
	MCDONALDS CORP COM	Common Stock	51,063
	MCGRAW HILL COS INC	Common Stock	22,290
	MCKESSON CORP COM	Common Stock	64,441
	MDU RES GRP INC COM	Common Stock	4,512
	MEAD JOHNSON NUTRITION CO COM	Common Stock	4,413
	MEADWESTVACO CORP COM	Common Stock	12,987
	MEDCO HEALTH SOLUTIONS INC COM	Common Stock	43,257
	MEDTRONIC INC COM	Common Stock	22,809
	MEMC ELECTRONIC MATERIALS INC COM	Common Stock	5,084
	MENS WEARHOUSE INC COM	Common Stock	3,190
	MERCK & CO INC COM	Common Stock	160,754
	MERCURY GEN CORP COM	Common Stock	12,338
	MEREDITH CORP COM	Common Stock	4,881
	METLIFE INC COM	Common Stock	76,218
	METROPCS COMMUNICATIONS INC COM	Common Stock	1,889
	METTLER-TOLEDO INTL INC COM	Common Stock	8,792
	MF GLOBAL LTD COM	Common Stock	4,507
	MGM MIRAGE COM	Common Stock	7,886
	MICROCHIP TECHNOLOGY INC COM	Common Stock	5,833
	MICRON TECHNOLOGY INC COM	Common Stock	12,975
	MICROSOFT CORP COM	Common Stock	490,375
	MINERALS TECHNOLOGIES INC COM	Common Stock	2,850
	MIRANT CORP COM	Common Stock	10,899
	MODINE MFG CO COM	Common Stock	8,276

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	MOHAWK INDS INC COM	Common Stock	7,843
	MOLEX INC COM	Common Stock	4,263
	MOLINA HEALTHCARE INC COM	Common Stock	2,583
	MOLSON COORS BREWING CO COM	Common Stock	11,938
	MONSANTO CO COM	Common Stock	12,677
	MONTPELIER RE HOLDINGS LTD COM	Common Stock	13,841
	MOODY’S CORPORATION COM	Common Stock	2,386
	MOOG INC CLASS A COM	Common Stock	2,342
	MORGAN STANLEY COM	Common Stock	112,570
	MOSAIC CO COM	Common Stock	13,368
	MOTOROLA INC COM	Common Stock	83,281
	MSC INDL DIRECT INC CL A	Common Stock	3,768
	MSCI INC COM	Common Stock	12,976
	MUELLER INDS INC COM	Common Stock	5,458
	MUELLER WATER PRODUCTS INC COM CL A	Common Stock	3,776
	MURPHY OIL CORP COM	Common Stock	16,108
	MYLAN LABS INC COM	Common Stock	2,996
	NABORS INDUSTRIES LTD COM	Common Stock	8,676
	NALCO HOLDING CO COM	Common Stock	7,083
	NASH FINCH CO COM	Common Stock	3,824
	NATIONAL FINANCIAL PARTNERS COM	Common Stock	2,457
	NATIONAL FUEL GAS CO NJ COM	Common Stock	6,121
	NATIONAL OILWELL VARCO INC COM	Common Stock	11,796
	NATIONAL PENN BANCSHARES INC COM	Common Stock	1,421
	NATIONAL SEMICONDUCTOR CORP COM	Common Stock	5,227
	NATIONWIDE HLTH PPTYS INC COM	Common Stock	1,583
	NATL INSTRS CORP COM	Common Stock	5,232
	NAVIGATORS GROUP INC COM	Common Stock	2,792
	NAVISTAR INTL CORP COM	Common Stock	4,804
	NCI BLDG SYS INC COM	Common Stock	773
	NCR CORPORATION COM	Common Stock	6,721
	NETAPP INC COM	Common Stock	8,530
	NEW JERSEY RES CORP COM	Common Stock	4,769
	NEW YORK CMNTY BANCORP INC COM	Common Stock	4,822
	NEW YORK TIMES CO CL A COM	Common Stock	13,307
	NEWELL RUBBERMAID INC COM	Common Stock	8,401
	NEWFIELD EXPL CO COM	Common Stock	6,736
	NEWMONT MNG CORP COM	Common Stock	6,782
	NEWS CORP INC CLASS A COM	Common Stock	89,590
	NICOR INC COM	Common Stock	8,524
	NII HLDGS INC CL B	Common Stock	13,139
	NIKE INC CL B COM	Common Stock	22,313
	NISOURCE INC COM	Common Stock	8,300
	NOBLE CORP COM	Common Stock	6,139
	NOBLE ENERGY INC COM	Common Stock	10,572
	NORDSON CORP COM	Common Stock	3,093

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	NORDSTROM INC COM	Common Stock	11,901
	NORFOLK SOUTHERN CORP COM	Common Stock	27,343
	NORTHEAST UTILS COM	Common Stock	6,240
	NORTHERN TRUST CORP COM	Common Stock	15,995
	NORTHROP GRUMMAN CORP COM	Common Stock	66,787
	NORTHWEST NAT GAS CO COM	Common Stock	2,310
	NORTHWESTERN CORP COM	Common Stock	2,890
	NRG ENERGY INC COM	Common Stock	7,900
	NSTAR COM	Common Stock	7,760
	NU SKIN ENTERPRISES INC CL A	Common Stock	7,160
	NUCOR CORP COM	Common Stock	14,693
	NUSTAR ENERGY LP	Common Stock	4,499
	NV ENERGY INC COM	Common Stock	4,611
	NVR INC COM	Common Stock	10,607
	NYSE EURONEXT COM	Common Stock	11,021
	OCCIDENTAL PETE CORP COM	Common Stock	62,232
	OCEANEERING INTL INC COMMON	Common Stock	3,012
	OCH-ZIFF CAPITAL MANAGEMENT COM	Common Stock	15,803
	OFFICE DEPOT INC COM	Common Stock	33,857
	OFFICEMAX INC COM	Common Stock	14,467
	OGE ENERGY CORP COM	Common Stock	5,022
	OLD NATL BANCORP IND COM	Common Stock	2,428
	OLD REP INTL CORP COM	Common Stock	10,322
	OLIN CORP COM	Common Stock	5,098
	OM GRP INC COM	Common Stock	2,432
	OMNICARE INC COM	Common Stock	3,887
	OMNICOM GROUP INC COM	Common Stock	25,009
	ONEOK INC COM	Common Stock	7,390
	ONEOK PARTNERS LP	Common Stock	8,258
	ORACLE CORP COM	Common Stock	59,024
	OSHKOSH CORP CL B COM	Common Stock	11,256
	OTTER TAIL PWR CO COM	Common Stock	2,049
	OVERSEAS SHIPHLDG GP INC COM	Common Stock	4,860
	OWENS & MINOR INC COM	Common Stock	2,759
	OWENS CORNING INC COM	Common Stock	7,238
	OWENS ILLINOIS INC COM	Common Stock	19,095
	PACCAR INC COM	Common Stock	24,579
	PACIFIC CAPITAL BANCORP COM	Common Stock	363
	PACKAGING CORP AMER COM	Common Stock	5,016
	PACTIV CORP COM	Common Stock	5,032
	PALL CORP COM	Common Stock	6,812
	PANTRY INC COM	Common Stock	1,977
	PARK NATL CORP COM	Common Stock	2,339
	PARKER HANNIFIN CORP COM	Common Stock	10,511
	PARTNERRE LTD COM	Common Stock	7,974
	PATTERSON COS INC COM	Common Stock	2,333

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	PATTERSON-UTI ENERGY INC COM	Common Stock	3,946
	PAYCHEX INC COM	Common Stock	12,539
	PDL BIOPHARMA INC COM	Common Stock	9,887
	PEABODY ENERGY CORP COM	Common Stock	10,335
	PENN NATL GAMING INC COM	Common Stock	3,136
	PENNEY J C INC COM	Common Stock	21,948
	PENSKE AUTO GROUP INC COM	Common Stock	4,425
	PENTAIR INC COM	Common Stock	3,654
	PEOPLE’S UNITED FINANCIAL INC COM	Common Stock	5,601
	PEPCO HOLDINGS INC COM	Common Stock	12,654
	PEPSI BOTTLING GRP INC COM	Common Stock	8,436
	PEPSIAMERICAS INC COM	Common Stock	3,474
	PEPSICO INC COM	Common Stock	106,253
	PERKINELMER INC COM	Common Stock	3,368
	PERRIGO CO COM	Common Stock	2,631
	PETSMART INC COM	Common Stock	4,598
	PFIZER INC COM	Common Stock	264,628
	PG&E CORP COM	Common Stock	33,284
	PHARMACEUTICAL PROD DEV INC COM	Common Stock	4,919
	PHILIP MORRIS INTL INC COM	Common Stock	116,996
	PHILLIPS VAN HEUSEN CORP COM	Common Stock	4,425
	PIEDMONT NATURAL GAS INC COM	Common Stock	3,857
	PINNACLE WEST CAP CORP COM	Common Stock	8,614
	PIONEER NATURAL RESOURCES CO COM	Common Stock	9,310
	PITNEY BOWES INC COM	Common Stock	12,406
	PLAINS ALL AMER PIPELINE LP COM	Common Stock	11,720
	PLAINS EXPLORATION & PRODUCT COM	Common Stock	10,503
	PLANTRONICS INC COM	Common Stock	4,648
	PLATINUM UNDERWRITERS HOLDINGS LTD COM	Common Stock	5,848
	PLUM CREEK TIMBER CO INC COM	Common Stock	2,718
	PNC FINANCIAL SERVICES GROUP INC COM	Common Stock	21,927
	POLARIS INDS INC COM	Common Stock	4,426
	POLO RALPH LAUREN CORP CL A	Common Stock	5,769
	POOL CORP COM	Common Stock	2,135
	PORTLAND GEN ELEC CO COM	Common Stock	2,398
	POTLATCH CORP COM	Common Stock	2,777
	PPG INDUSTRIES INC COM	Common Stock	26,949
	PPL CORP COM	Common Stock	13,954
	PRAXAIR INC COM	Common Stock	13,195
	PRECISION CASTPARTS CORP COM	Common Stock	5,741
	PRIDE INTERNATIONAL INC COM	Common Stock	4,929
	PRINCIPAL FINANCIAL GROUP COM	Common Stock	21,822
	PROASSURANCE CORP COM	Common Stock	3,325
	PROCTER & GAMBLE CO COM	Common Stock	114,477
	PROGRESS ENERGY INC COM	Common Stock	17,305

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	PROGRESSIVE CORP OHIO COM	Common Stock	30,779
	PROLOGIS TR SH BEN INT	Common Stock	8,891
	PROTECTIVE LIFE CORP COM	Common Stock	11,540
	PRUDENTIAL FINANCIAL INC COM	Common Stock	80,677
	PUBLIC SERVICE ENTERPRISE GROUP INC COM	Common Stock	31,580
	PUBLIC STORAGE INC COM	Common Stock	9,832
	PULTE HOME INC COM	Common Stock	7,507
	QUALCOMM INC COM	Common Stock	20,153
	QUANTA SVCS INC COM	Common Stock	3,893
	QUEST DIAGNOSTICS INC COM	Common Stock	7,270
	QUESTAR CORP COM	Common Stock	6,856
	QWEST COMMUNICATIONS INTL INC COM	Common Stock	39,843
	RADIOSHACK CORP COM	Common Stock	9,954
	RAYMOND JAMES FINANCIAL INC COM	Common Stock	7,563
	RAYONIER INC RAYONIER INC	Common Stock	2,430
	RAYTHEON CO COM	Common Stock	52,931
	REALTY INCOME CORP COM	Common Stock	4,137
	REDWOOD TR INC COM	Common Stock	4,316
	REGAL BELOIT CORP COM	Common Stock	3,104
	REGAL ENTERTAINMENT GROUP COM	Common Stock	6,232
	REGIONS FINANCIAL CORP COM	Common Stock	48,353
	REGIS CORP MINN COM	Common Stock	1,838
	REINSURANCE GRP AMER INC COM	Common Stock	12,411
	RELIANCE STL & ALUM CO COM	Common Stock	4,905
	RENAISSANCERE HOLDINGS LTD COM	Common Stock	6,894
	RENT-A-CENTER INC COM	Common Stock	3,702
	REPUBLIC SVCS INC COM	Common Stock	4,527
	RESMED INC COM	Common Stock	4,086
	RESOURCES CONNECTION INC COM	Common Stock	2,936
	REYNOLDS AMERICAN INC COM	Common Stock	45,995
	ROBERT HALF INTL INC COM	Common Stock	8,069
	ROCKWELL AUTOMATION INC COM	Common Stock	18,020
	ROCKWELL COLLINS COM	Common Stock	12,243
	ROCKWOOD HOLDINGS INC COM	Common Stock	4,262
	ROSS STORES INC COM	Common Stock	6,871
	ROWAN COS INC COM	Common Stock	3,853
	ROYAL CARIBBEAN CRUISES LTD COM	Common Stock	13,184
	RPM INTL INC COM	Common Stock	5,238
	RSC HOLDINGS INC COM	Common Stock	2,429
	RTI INTERNATIONAL METALS COM	Common Stock	2,803
	RUDDICK CORP COM	Common Stock	3,412
	RYDER SYS INC COM	Common Stock	8,505
	RYLAND GRP INC COM	Common Stock	3,973
	SAFETY INSURANCE GROUP INC COM	Common Stock	3,700
	SAFEWAY INC COM	Common Stock	37,409
	SAIC INC COM	Common Stock	9,439

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	SAKS INC COM	Common Stock	8,168
	SANDISK CORP COM	Common Stock	10,670
	SARA LEE CORP COM	Common Stock	29,705
	SAUER-DANFOSS INC COM	Common Stock	6,075
	SCANA CORP W-I COM	Common Stock	6,528
	SCHEIN HENRY INC COM	Common Stock	5,692
	SCHLUMBERGER LTD COM	Common Stock	41,728
	SCHOLASTIC CORP COM	Common Stock	4,124
	SCHWAB CHARLES CORP COM	Common Stock	24,191
	SCRIPPS NETWORKS INTER CL A COM	Common Stock	3,883
	SEACOR HLDGS INC SEACOR HOLDING INC	Common Stock	3,636
	SEAGATE TECHNOLOGY COM	Common Stock	24,809
	SEAHAWK DRILLING INC COM	Common Stock	217
	SEALED AIR CORP COM	Common Stock	6,141
	SEARS HOLDINGS CORP COM	Common Stock	65,650
	SEI INVT CO COM	Common Stock	4,306
	SELECTIVE INS GRP INC COM	Common Stock	4,771
	SEMPRA ENERGY COM	Common Stock	30,281
	SERVICE CORP INTL COM	Common Stock	9,776
	SHAW GRP INC COM	Common Stock	5,406
	SHERWIN-WILLIAMS CO COM	Common Stock	10,944
	SIGMA ALDRICH CORP COM	Common Stock	2,657
	SIGNET JEWELERS LTD	Common Stock	7,746
	SILGAN HOLDINGS INC COM	Common Stock	3,497
	SIMON PPTY GRP INC COM	Common Stock	11,650
	SIMPSON MFG INC COM	Common Stock	2,128
	SKYWEST INC COM	Common Stock	3,404
	SMITH A O CORP CL B	Common Stock	4,410
	SMITH INTL CORP COM	Common Stock	4,515
	SMITHFIELD FOODS INC COM	Common Stock	6,233
	SNAP ON INC COM	Common Stock	6,087
	SONOCO PRODS CO COM	Common Stock	9,786
	SOTHEBY’S COM	Common Stock	4,758
	SOUTHERN CO COM	Common Stock	39,218
	SOUTHERN COPPER CORP COM	Common Stock	48,144
	SOUTHWEST AIRLINES CO COM	Common Stock	18,562
	SOUTHWEST GAS CORP COM	Common Stock	5,090
	SPECTRA ENERGY CORP COM	Common Stock	18,895
	SPIRIT AEROSYSTEMS HOLD-CL A COM	Common Stock	7,329
	SPRINT NEXTEL COM	Common Stock	59,268
	SPX CORP COM	Common Stock	5,757
	ST JOE COMPANY COM	Common Stock	2,468
	ST JUDE MED INC COM	Common Stock	4,348
	ST MARY LAND & EXPL CO COM	Common Stock	1,931
	STANCORP FINANCIAL GROUP COM	Common Stock	8,311
	STANDARD REGISTER CO COM	Common Stock	2,145

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	STANLEY WKS COM	Common Stock	6,149
	STAPLES INC COM	Common Stock	7,875
	STARBUCKS CORP COM	Common Stock	6,324
	STARWOOD HOTELS & RESORTS COM	Common Stock	15,670
	STATE STREET CORP COM	Common Stock	37,762
	STEEL DYNAMICS INC COM	Common Stock	5,887
	STEELCASE INC CL A	Common Stock	8,022
	STERIS CORP COM	Common Stock	2,503
	STRYKER CORP COM	Common Stock	11,973
	SUBURBAN PROPANE PARTNERS LP	Common Stock	3,737
	SUN MICROSYSTEMS INC COM	Common Stock	15,226
	SUNOCO INC COM	Common Stock	25,002
	SUNOCO LOGISTICS PARTNERS LP COM	Common Stock	4,714
	SUNTRUST BANKS INC COM	Common Stock	71,775
	SUPERVALU INC COM	Common Stock	24,262
	SUSQUEHANNA BANCSHARES INC PA COM	Common Stock	2,033
	SWIFT ENERGY CO COM	Common Stock	5,012
	SYMANTEC CORP COM	Common Stock	9,682
	SYNNEX CORP COM	Common Stock	3,572
	SYNOPSYS INC COM	Common Stock	3,539
	SYNOVUS FINANCIAL CORP COM	Common Stock	7,912
	SYSCO CORP COM	Common Stock	46,364
	SYSTEMAX INC COM	Common Stock	2,937
	T ROWE PRICE GROUP INC COM	Common Stock	9,230
	TARGET CORP COM	Common Stock	44,791
	TCF FINL CORP COM	Common Stock	5,618
	TD AMERITRADE HOLDING CORP COM	Common Stock	59,795
	TECH DATA CORP COM	Common Stock	26,904
	TECO ENERGY INC COM	Common Stock	5,236
	TELEFLEX INC COM	Common Stock	4,891
	TELEPHONE & DATA SYS INC COM	Common Stock	15,992
	TELLABS INC COM	Common Stock	4,798
	TEMPLE INLAND INC COM	Common Stock	18,900
	TENET HEALTHCARE CORP COM	Common Stock	12,712
	TENNECO INC COM	Common Stock	21,344
	TERADATA CORP COM	Common Stock	4,968
	TEREX CORP COM	Common Stock	11,829
	TERRA INDS INC COM	Common Stock	4,844
	TERRA NITROGEN CO LP COM	Common Stock	5,447
	TESORO CORP COM	Common Stock	9,832
	TEXAS INSTRUMENTS INC COM	Common Stock	27,755
	TEXTRON INC COM	Common Stock	11,824
	TFS FINANCIAL CORP COM	Common Stock	3,101
	THE SCOTTS MIRACLE GRO COMPANY CL A	Common Stock	2,873
	THERMO FISHER SCIENTIFIC CORP COM	Common Stock	15,571
	THOMAS & BETTS CORP COM	Common Stock	3,743

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	THOR INDS INC COM	Common Stock	3,719
	TIDEWATER INC COM	Common Stock	1,205
	TIFFANY & CO COM	Common Stock	4,303
	TIM HORTONS INC COM	Common Stock	3,655
	TIMBERLAND CO CL A	Common Stock	2,733
	TIME WARNER CABLE COM	Common Stock	40,648
	TIME WARNER INC COM	Common Stock	115,444
	TIMKEN CO COM	Common Stock	12,924
	TITANIUM METALS CORP COM	Common Stock	5,200
	TJX COS INC COM	Common Stock	23,552
	TNS INC COM	Common Stock	3,194
	TOOTSIE ROLL INDS INC COM	Common Stock	2,638
	TORCHMARK CORP COM	Common Stock	16,627
	TORO CO COM	Common Stock	4,512
	TOTAL SYS SVCS INC COM	Common Stock	4,630
	TRANSATLANTIC HLDGS INC COM	Common Stock	12,650
	TRAVELERS COS INC COM	Common Stock	111,260
	TRIMBLE NAV LTD COM	Common Stock	2,532
	TRUSTCO BANK CORP NY COM	Common Stock	2,771
	TRW AUTOMOTIVE HOLDINGS CORP COM	Common Stock	42,863
	TUESDAY MORNING CORP COM	Common Stock	1,258
	TUPPERWARE CORP COM	Common Stock	6,872
	TUTOR PERINI CORP COM	Common Stock	2,641
	TW TELECOM INC COM	Common Stock	3,005
	TYCO ELECTRONICS LTD COM	Common Stock	18,057
	TYCO INTERNATIONAL LTD COM	Common Stock	80,914
	TYSON FOODS INC COM CL A	Common Stock	9,918
	U S CELLULAR CORP COM	Common Stock	5,153
	UAL CORP UAL CORP COM	Common Stock	36,781
	UGI CORP NEW COM	Common Stock	4,813
	UIL HOLDINGS COM	Common Stock	4,151
	UMPQUA HLDGS CORP COM	Common Stock	3,676
	UNION PACIFIC CORP COM	Common Stock	31,634
	UNISOURCE ENERGY CORP COM	Common Stock	2,871
	UNISYS CORP COM	Common Stock	6,499
	UNITED BANKSHARES INC W VA COM	Common Stock	2,570
	UNITED FIRE & CAS CO COM	Common Stock	2,727
	UNITED PARCEL SERVICE CL B COM	Common Stock	85,659
	UNITED RENTALS INC COM	Common Stock	5,704
	UNITED STATES STEEL CORP COM	Common Stock	48,309
	UNITED STATIONERS COM	Common Stock	3,568
	UNITED TECHNOLOGIES CORP COM	Common Stock	121,760
	UNITEDHEALTH GROUP INC COM	Common Stock	118,958
	UNITRIN INC COM	Common Stock	15,839
	UNIVERSAL AMERN FINL CORP COM	Common Stock	4,241
	UNIVERSAL CORP VA COM	Common Stock	5,785

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	UNIVERSAL FST PRODS INC COM	Common Stock	1,798
	UNIVERSAL HLTH SVCS INC CL B COM	Common Stock	4,181
	UNUMPROVIDNET GROUP COM	Common Stock	32,743
	URBAN OUTFITTERS INC COM	Common Stock	4,455
	URS CORP COM	Common Stock	4,203
	US BANCORP DEL COM	Common Stock	102,121
	USA MOBILITY INC COM	Common Stock	4,897
	USEC INC COM	Common Stock	1,548
	V F CORP COM	Common Stock	9,266
	VAIL RESORTS INC COM	Common Stock	2,764
	VALERO ENERGY CORP COM	Common Stock	87,343
	VALIDUS HOLDINGS LTD COM	Common Stock	8,790
	VALLEY NATIONAL BANCORP COM	Common Stock	5,279
	VALSPAR CORP COM	Common Stock	3,311
	VARIAN MED SYS INC COM	Common Stock	4,398
	VECTOR GROUP LTD COM	Common Stock	2,144
	VECTREN CORP COM	Common Stock	2,884
	VENTAS INC COM	Common Stock	3,762
	VERIZON COMMUNICATIONS COM	Common Stock	170,192
	VIACOM INC CL B COM	Common Stock	23,212
	VIRGIN MEDIA INC COM	Common Stock	13,085
	VISA INC CLASS A SHARES COM	Common Stock	17,516
	VISHAY INTERTECHNOLOGY INC COM	Common Stock	7,928
	VMWARE INC CL A COM	Common Stock	6,815
	VORNADO REALTY TRUST COM	Common Stock	10,067
	VULCAN MATERIALS CO COM	Common Stock	2,999
	W W GRAINGER INC COM	Common Stock	6,087
	W&T OFFSHORE INC COM	Common Stock	5,317
	WABCO HOLDINGS INC COM	Common Stock	5,384
	WADDELL & REED FINL INC CL A COM	Common Stock	3,614
	WAL-MART STORES INC COM	Common Stock	263,462
	WALGREEN CO COM	Common Stock	42,740
	WARNACO GRP INC COM	Common Stock	2,458
	WARNER CHILCOTT PLC CL A COM	Common Stock	3,000
	WARNER MUSIC GROUP CORP COM	Common Stock	4,922
	WASHINGTON FED INC COM	Common Stock	6,531
	WASHINGTON POST CO CL B COM	Common Stock	9,347
	WASTE MGMT INC DEL COM	Common Stock	21,653
	WATERS CORP COM	Common Stock	5,084
	WATSCO INC CL A	Common Stock	2,388
	WATSON PHARMACEUTICALS INC COM	Common Stock	2,633
	WATSON WYATT WORLDWIDE INC A COM	Common Stock	1,995
	WATTS INDS INC CL A	Common Stock	2,942
	WEATHERFORD INTL LTD COM	Common Stock	10,012
	WEIGHT WATCHERS INTL INC COM	Common Stock	2,010
	WEIS MKTS INC COM	Common Stock	4,259

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	WELLPOINT INC COM	Common Stock	92,951
	WELLS FARGO & CO COM	Common Stock	90,072
	WERNER ENTERPRISES INC COM	Common Stock	5,719
*	WESCO FINL CORP COM	Common Stock	2,397
*	WESCO INTL INC COM	Common Stock	4,716
	WESTAR ENERGY INC COM	Common Stock	3,547
	WESTERN DIGITAL CORP COM	Common Stock	6,247
	WESTERN REFINING INC COM	Common Stock	1,385
	WESTERN UNION CO COM	Common Stock	8,162
	WEYERHAEUSER CO COM	Common Stock	26,482
	WGL HLDG INC COM	Common Stock	4,178
	WHIRLPOOL CORP COM	Common Stock	38,456
	WHITNEY HLDG CORP COM	Common Stock	2,988
	WHOLE FOODS MKT INC COM	Common Stock	5,953
	WILEY JOHN & SONS INC CL A	Common Stock	3,105
	WILLIAMS COS INC COM	Common Stock	26,233
	WILLIAMS SONOMA INC COM	Common Stock	9,778
	WILLIS GROUP HOLDINGS LTD COM	Common Stock	9,363
	WILMINGTON TR CORP COM	Common Stock	5,158
	WINDSTREAM CORP COM	Common Stock	8,658
	WINN-DIXIE STORES INC COM	Common Stock	2,477
	WISCONSIN ENERGY CORP COM	Common Stock	7,943
	WORLD FUEL SVCS CORP	Common Stock	10,705
	WORTHINGTON INDS INC COM	Common Stock	3,131
	WRIGHT EXPRESS CORP COM	Common Stock	12,804
	WYNDHAM WORLDWIDE CORP COM	Common Stock	9,940
	WYNN RESORTS LTD COM	Common Stock	2,475
	XCEL ENERGY INC COM	Common Stock	15,630
	XEROX CORP COM	Common Stock	15,495
	XILINX INC COM	Common Stock	7,681
	XL CAPITAL LTD COM	Common Stock	36,475
	XTO ENERGY INC COM	Common Stock	20,964
	YAHOO! INC COM	Common Stock	6,210
	YUM! BRANDS INC COM	Common Stock	18,702
	ZENITH NATL INS CORP COM	Common Stock	9,570
	ZIMMER HOLDINGS INC COM	Common Stock	8,666
	ZIONS BANCORP COM	Common Stock	11,296

	RAFI Enhanced Large Company
	Fund Total		20,946,580

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2009	Schedule H, line 4i

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
*	Participant Loans	4.25%-10.0% with maturity dates through 2014	9,154,053

	Participant Loans Total		9,154,053

	Total Investments at Fair Value		$352,686,685

*	Denotes party-in-interest, for which A statutory exemption exists.

WESCO Distribution, Inc.
Retirement Savings Plan
Consents of Independent Registered Public Accounting Firm
December 29, 2009 and 2008
EXHIBITS
     The following exhibit is filed or incorporated as part of this report:

Exhibit
Number	Description
23.1	Consent of Alpern Rosenthal (filed herewith)
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc. Retirement Savings Plan
Date: June 28, 2010	/s/ Stephen A. Van Oss
Stephen A. Van Oss
Chairman, 401K Retirement Savings Plan Investment and Administrative Committees